SUBMITTED VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Parker-Hannifin Corporation
Form 10-K for the Fiscal Year ended June 30, 2009
Filed August 27, 2009
File No. 1-4982

November 3, 2009

Dear Mr. O’Brien:

Parker-Hannifin Corporation (the “Company”) is submitting this letter in response to your October 20, 2009 letter to the Company (the “Comment Letter”), which contains comments in response to the Company’s letter, dated October 15, 2009, to the Commission. The Company’s responses to the Comment Letter are provided below. Please note that the Company is providing a portion of its response to comment 2 under separate cover as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934 and requests that the Commission either return such supplemental information to the Company or shred it. The Company has requested that the Commission treat this supplemental information as confidential information under 17 C.F.R. 200.83. The Company is providing this supplemental information, together with its application requesting confidential treatment, to the Commission separately by courier.

Exhibit 13

Management’s Discussion and Analysis, page 13-2

1.	We note your response to comment 2 in our letter dated October 1, 2009. If the change in DSO is significant, or the collectability of your receivables is otherwise adversely affected, and those changes have a material impact, please provide a similar discussion in future filings.

In future filings the Company will include a discussion of any significant changes in DSO or if the collectability of the Company’s receivables is otherwise adversely affected, in each case to the extent that the changes have a material impact.

Critical Accounting Policies, page 13-10

Impairment of Goodwill and Long-lived Assets, page 13-10

2.	We note your response to comment 3 in our letter dated October 1, 2009. We see that a relatively small number of reporting units make up a relatively large amount of your goodwill and the fair value of those units was less than 110% of their carrying value at your test date. You do not believe it is reasonably likely that values will be affected adversely. However, in order for us to better understand the details of this situation, we ask that you provide us with more information about these units. Specifically, please provide us with a schedule that:

Terence O’Brien

November 3, 2009

•	Identifies the reporting units and their operating and reportable segments

•	Quantifies each of their carrying values and fair values as of December 31, 2008

•

For each unit, provide us with a reasonable, but adequately detailed discussion about uncertainties associated with the key assumptions. For example, if you have included assumptions in your model that materially deviate from your historical results, tell us about those assumptions and provide us with an understanding of your views regarding the probability of changes in the amount and timing of those assumptions

•	For each unit, tell us whether there are any potential events and/or circumstances that could have a negative effect on the estimated fair value

•

The discussion about the units should provide an understanding of recent operational trends in their businesses and provide balanced forward looking information to provide us with an understanding about the potential for adverse conditions and possible impairment

Regardless of the outcome of our further comments, please consider making enhanced changes to your disclosures about potential goodwill impairment in your next periodic filing.

The Company has provided its response to the first two bullets of comment 2 under separate cover as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934 and requests that the Commission either return such supplemental information to the Company or shred it. The Company has requested that the Commission treat this supplemental information as confidential information under 17 C.F.R. 200.83. The Company is providing this supplemental information, together with its application requesting confidential treatment, to the Commission separately by courier.

The discounted cash flow model used by the Company requires ten fiscal years of sales and profitability data. Each fiscal year of forecasted data requires an income statement, balance sheet and cash flows statement. Each financial statement contains specific line item data (i.e., sales, cost of sales, selling, general and administrative expenses, accounts receivable, property, plant and equipment). Absent significant changes expected to be made to the current cost structure of a reporting unit, the projected sales assumption will have the most significant influence on the estimation of fair value.

For the annual goodwill impairment test conducted as of December 31, 2008, the first year of forecasted data was fiscal 2010 and the jumping off point was fiscal 2009. The Company’s fiscal 2009 sales and profitability were significantly below the levels experienced in the prior fiscal year primarily due to the effects of the worldwide economic recession. Both the quickness and magnitude of the decline in end-user demand experienced across all markets for the Company’s products was unprecedented. Because the previous fiscal year is used as the jumping off point in the discounted cash flow model, sales growth rates for the forecasted period were based on an unusually low sales level.

Because of the decentralized nature of the Company’s operational structure, goodwill impairment tests are performed primarily at a divisional level. As a result, sales and profitability assumptions contained in the discounted cash flow model used to estimate a reporting unit’s fair value have a high degree of specificity regarding macroeconomic factors influencing future customer demand, planned product innovations and planned changes in the cost structure (e.g., localization of manufacturing production to lower cost regions) of a reporting unit. The following discusses uncertainties associated with key assumptions, potential events or circumstances that could have a negative effect on the estimated fair value and recent operational trends for each of the reporting units listed in the supplemental information.

Terence O’Brien

November 3, 2009

Reporting unit A

The sales growth assumption was based on future business already secured or highly likely to be secured with existing customers based on current quoting activity and an increase in market demand resulting from both an improved general economic outlook for the oil and gas industry as well as the expanded applicability of the Company’s products based on market trends. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the growth of the oil and gas market and the level of investments customers will make to improve the productivity and efficiency of their capital equipment. In an effort to compensate for the market uncertainties, the Company used sales growth assumptions that are significantly below historical levels. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be 40 percent below the forecasted growth rate used in the estimation of its fair value. For the first quarter of fiscal 2010, the actual sales growth experienced by Reporting unit A was lower than the planned growth primarily due to lower than expected near-term customer demand. The Company does not believe that this shortfall is necessarily indicative of the results to be expected for the full fiscal year and is unaware of any current market trends that are contrary to the assumptions made in the estimation of this reporting unit’s fair value.

Reporting unit B

The sales growth assumption was primarily based on major economic forecasts as the sales level for this reporting unit tends to follow a cyclical pattern in line with general industrial production. Sales growth resulting from the introduction of new products that will conserve energy and improve efficiency was also included in the estimation of the fair value of this reporting unit. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is that actual general industrial production over the forecasted period is significantly less than current estimates. In an effort to compensate for this uncertainty, the Company used sales growth assumptions that reflect a very modest level of recovery in the near-term. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be 30 percent below the forecasted growth rate used in the estimation of its fair value. The Company is not aware of any current market trends that are contrary to the assumptions made in the estimation of the reporting unit’s fair value. For the first quarter of fiscal 2010, the actual sales growth experienced by Reporting unit B exceeded the planned sales growth.

Reporting unit C

The sales growth assumption was primarily based on sales expected from new products as well as market demand for its traditional products. Sales from new products are expected to account for 5 percent of sales for this reporting unit in fiscal 2010 but are forecasted to grow to 26 percent of sales by fiscal 2019. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the ability to introduce the new products in the marketplace and the level of market demand for the new products. The Company is in the process of entering into a technology license for one product and has obtained a licensing agreement to market another product. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be 30 percent below the forecasted growth rate used in the estimation of its fair value. For the first quarter of fiscal 2010, the actual sales growth experienced by Reporting unit C was lower than the planned growth and was primarily due to lower than expected demand for its traditional products. The Company does not believe that this shortfall is necessarily indicative of the results to be expected for

Terence O’Brien

November 3, 2009

the full fiscal year and is unaware of any current market trends that are contrary to the assumptions made in the estimation of this reporting unit’s fair value.

Reporting unit D

The sales growth assumption was primarily based on economic forecasts of worldwide automotive production. Sales growth resulting from penetration into new markets through the modification of its existing products was also assumed. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is that actual worldwide automotive production over the forecasted period is significantly less than the current estimates. With regards to the penetration into new markets, the reporting unit is in active discussion with several potential customers and has delivered prototypes for testing. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be 40 percent below the forecasted growth rate used in the estimation of its fair value. The Company is not aware of any current market trends that are contrary to the assumptions made in the estimation of this reporting unit’s fair value. For the first quarter of fiscal 2010, the actual sales growth experienced by Reporting unit D exceeded the planned sales growth.

Reporting unit E

The sales growth assumption was primarily based on economic forecasts of worldwide automotive production. Sales growth resulting from strategies to penetrate non-automotive markets, such as solar energy and oil and gas, were also assumed. The key uncertainties in the sales growth assumption used in the estimation of the fair value of this reporting unit result from the possibility that demand from the automotive market may decline by a greater rate than assumed and a delay in or inability to penetrate certain non-automotive markets. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be 40 percent below the forecasted growth rate used in the estimation of its fair value. The Company is not aware of any current market trends that are contrary to the assumptions made in the estimation of this reporting unit’s fair value. For the first quarter of fiscal 2010, the actual sales growth experienced by Reporting unit D exceeded the planned sales growth.

Reporting unit F

The sales growth assumption was primarily based on economic forecasts of worldwide automotive production and the impact credit availability had on customer demand for its products. The sales growth assumption included declines resulting from customers that went out of business or posed a credit risk due to their lack of liquidity. A gradual economic recovery was assumed for the sales growth of existing remaining customers. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be 20 percent below the forecasted growth rate used in the estimation of its fair value. For the first quarter of fiscal 2010, the actual sales for Reporting unit F were lower than forecasted sales by such a magnitude that if the same level of sales growth shortfall were to continue for the balance of fiscal 2010, the current fair value for this reporting unit may fall below its carrying value. The Company will continue to closely monitor the financial performance of this reporting unit during the second quarter of fiscal 2010. The goodwill balance for Reporting unit F is $1.9 million.

Reporting unit G

The sales growth assumption was primarily consistent with the anticipated current customer demand for the market in which this unit primarily operates as well as sales growth from new product introductions. The key uncertainties in the sales growth assumption used in the estimation of the fair value of this reporting unit are that unsuccessful advancements in the development of technology could adversely impact the timing of new product introductions. For the carrying value of this reporting unit as of December 31, 2008 to be

Terence O’Brien

November 3, 2009

above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be more than 50 percent below the forecasted growth rate used in the estimation of its fair value. For the first quarter of fiscal 2010, the actual sales for Reporting unit G were slightly lower than forecasted sales. The Company does not believe that this shortfall is necessarily indicative of the results to be expected for the full fiscal year and is unaware of any current market trends that are contrary to the assumptions made in the estimation of this reporting unit’s fair value.

Reporting unit H

The sales growth assumption was primarily consistent with the anticipated current customer demand for the market in which this unit primarily operates as well as global sales growth. The key uncertainties in the sales growth assumption used in the estimation of the fair value of this reporting unit are based on the timing of when the economic recovery ultimately occurs and the unit’s ability to expand globally. For the carrying value of this reporting unit as of December 31, 2008 to be above its estimated fair value, the actual sales growth experienced for this reporting unit would have to be more than 50 percent below the forecasted growth rate used in the estimation of its fair value. For the first quarter of fiscal 2010, the actual sales for Reporting unit H were slightly lower than forecasted sales. The Company does not believe that this shortfall is necessarily indicative of the results to be expected for the full fiscal year and is unaware of any current market trends that are contrary to the assumptions made in the estimation of this reporting unit’s fair value.

The Company will include an enhanced discussion about potential goodwill impairments in its next periodic filing.

16. Contingencies, page 13-38

3.	We note your response to comment 11 in our letter dated October 1, 2009. Please confirm to us that you will provide the information included in your response letter in future filings.

In future filings the Company will provide information regarding the movement in the accrual balance related to the ITR lawsuits and regulatory investigations. The Company will also disclose the amount of legal fees incurred in connection with the ITR lawsuits and regulatory investigations if material.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer

Cc:	Tracey Houser, Securities and Exchange Commission John Hartz, Securities and Exchange Commission